FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDMENT NO. 2 to

ANNUAL REPORT
of

PROVINCE OF SASKATCHEWAN
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*The Registrant is filing this annual report on a voluntary basis.

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
JOHN PRATO Canadian Consul General Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020 or
GLENN CAMPBELL Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020 Copies to:
KAREN LAYNG Deputy Minister of Finance Ministry of Finance Province of Saskatchewan 2350 Albert Street Regina, Saskatchewan Canada S4P 4A6		JOHN W . WHITE Cravath, Swaine – Moore Worldwide Plaza 825 Eighth Avenue New York, N.Y. 10019

This amendment to the Province of Saskatchewan's (the "Province") Annual Report on Form 18-K for the year ended March 31, 2010 is being filed to include as exhibits to such Form 18-K:
(i)2011-12 Budget Summary
(j)    2010-2011 Supplementary Estimates March

* This amendment to the annual report comprises:

(1) Pages numbered 1 to 4 consecutively.

(2) The following exhibits:

Exhibit   (i):  2011-12 Budget Summary
    (j):  2010-2011 Supplementary Estimates March

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Regina, Saskatchewan, on the 17th day of May, 2011.

PROVINCE OF SASKATCHEWAN
By /s/ Rae Haverstock Name: Rae Haverstock Title: Assistant Deputy Minister Treasury and Debt Management Division Ministry of Finance

EXHIBIT INDEX

EXHIBIT	(i):	2011-12 Budget Summary
(j):	2010-2011 Supplementary Estimates March